

June 13, 2023

Stephen Ruffini
Chief Financial Officer
Village Farms International, Inc.
4700-80th Street
Delta, British Columbia, Canada
V4K 3N3

      Re: Village Farms International, Inc.
           Form 10-K for the Year Ended December 31, 2022
           Filed March 9, 2023
           Item 2.02 Form 8-K filed March 9, 2023
           Response dated May 17, 2023
           File No. 001-38783

Dear Stephen Ruffini:

We have reviewed your May 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Managment's Discussion and Analysis
Non-GAAP Measures
Reconciliation of Net Income to Adjusted EBITDA, page 61

1.   We note your response to prior comment 4 regarding your adjustments to remove the loss on the write down of inventory to net realizable value and the share of loss on JV inventory impairment. Notwithstanding your rationale for excluding these inventory losses from your non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question

Stephen Ruffini
Village Farms International, Inc.
June 13, 2023
Page 2

100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures. Specifically, we note the following:

- You indicate that the adjustment for loss on inventory write-down to net realizable value is due to a change in distribution for saleable inventory from both retail and wholesale channels to just wholesale where pricing is lower. Regardless of the underlying cause, given the nature of your business, inventory write-downs would not be considered outside of the normal course of your operations; and
- The adjustment for share of loss on JV inventory impairment relates to hemp inventory that is no longer held for sale as there is uncertainty regarding the use of CBD in food and beverages. As the company is subject to FDA regulatory compliance, related costs (including the cost of inventory that is written-off due to regulatory uncertainty) appear to be part of your normal operations.

Please confirm you will no longer exclude these inventory losses from your adjusted EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16. Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services